SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               September 13, 2002


                              VIVENDI ENVIRONNEMENT
             (Exact name of registrant as specified in its charter)


                              36-38, avenue Kleber
                               75116 Paris, France
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                        Form 20-F  X       Form 40-F
                                  ---                ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes      No  X
                                      ---     ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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Vivendi Environnement Logo                                    Vivendi Water Logo


                                  NEWS RELEASE

          USFILTER ANNOUNCES AGREEMENT TO SELL WATERWORKS DISTRIBUTION
            BUSINESS TO JPMORGAN PARTNERS AND THOMAS H. LEE PARTNERS



      PALM DESERT, Calif., Sept. 13, 2002 - United States Filter Corporation (USFilter) today announced it has signed an agreement to sell its waterworks distribution business to a company jointly owned by JPMorgan Partners, the private equity arm of J.P. Morgan Chase & Co., and Thomas H. Lee Partners, a Boston-based private equity firm, for a cash purchase price of $620 million. The sale furthers USFilter's announced strategy to divest non-core assets and focus on its water-wastewater equipment and services businesses and consumer and commercial businesses.

      USFilter's waterworks distribution business supplies pipes, hydrants, valves and meters through more than 140 sales and service centers in the United States. Total annual sales in 2001 were approximately $1.1 billion. The transaction, anticipated to be completed during the fourth quarter, is subject to normal regulatory approvals and satisfaction of customary conditions.

      "Upon the sale of our waterworks distribution group, USFilter's total year-to-date proceeds from the divestiture of non-core assets will be over $1 billion, in-line with our stated target for 2002," said Andrew D. Seidel, USFilter President and CEO. "Last week we announced that USFilter had signed an agreement to sell our Plymouth Products consumer products subsidiary to Pentair in a transaction which will be completed later this year. We also sold our filtration and separations group during the second quarter of this year. Completion of these transactions, along with our ongoing strategic acquisitions, will enable us to focus on the growth and development of our expanding core water-wastewater equipment and services businesses, as well as our consumer and commercial businesses."




Vivendi Environnement (Paris Euronext: VIE, NYSE: VE) is world leader in environmental services. The company has operations all around the world and provides tailored solutions to meet the needs of industrial and municipal customers in four complementary segments: water, waste, energy and passenger transportation. Vivendi Environnement recorded revenue of(euro)29.1 billion in 2001.

Important Disclaimer : Vivendi Environnement is a corporation listed at the NYSE and Paris Euronext. This [document/press release] contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that acquired operations will not be integrated successfully; that the synergies expected to be created as a result of acquisitions will not materialize; that Vivendi Environnement will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Environnement will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Environnement's revenue and/or income; that Vivendi Environnement will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Environnement will be unable to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate, expand or divest its businesses; as well as the risks described in the documents Vivendi Environnement has filed with the U.S. Securities and Exchange Commission. Vivendi Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Environnement with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Environnement.




  Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67



              US investor contact: Brian Sullivan +(1) 401 737 4100



     Press release also available on http://vivendienvironnement-finance.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  September 13, 2002

                                       VIVENDI ENVIRONNEMENT


                                       By: /s/ Jerome Contamine
                                           ------------------------------
                                           Name: Jerome Contamine
                                           Title: Chief Financial Officer